UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street Rehovot, Israel 2244427 Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Appointment of Director

In accordance with the joint venture agreement signed by the Company with Amarantus Bioscience Holdings, Inc. and Breakthrough Diagnostics Inc. on February 27, 2019, Amarantus was entitled to have a representative appointed as a director of the Company. On March 25, 2019, the Board of Directors of the Company approved the appointment of Dr. Colin Bier to its Board of Directors.

Dr. Bier, age 72, currently serves as Managing Director of ABA BioResearch Inc. From September 2013 until 2018, he served as a Corporate Advisor of Amarantus Bioscience Holdings, Inc. He also served as a Senior Advisor of TVM V Life Science Ventures and NGN Capital. From November 2001 to June 15, 2002, Dr. Bier served as Chairman of the Board and Chief Executive Officer of Soligenix, Inc. From 1996 through 2008, Dr. Bier was a Director of Neurochem Inc. Dr. Bier serves as a Director of Lomir Biomedical Inc., a private company, of Mount Sinai Hospital Montreal, and of Receptagen, a publicly traded company. He has published more than twenty-five scientific articles in his field in peer-reviewed journals.

Dr. Bier received his Ph.D. in Experimental Pathology from Colorado State University in 1978 and then pursued additional training in experimental pathology and toxicology as a Medical Research Council Postdoctoral Fellow and the Dr. Douglas James Fellow in the Department of Pathology, McGill University. He received his M.Sc. from Long Island University in 1974, and his B.A. from Sir George Williams University in 1967.

Dr. Bier will not be receiving any compensation at this time for serving as a Director of the Company.

Financial Statements and Exhibits.

The following Exhibits are filed as part of this Report.

Exhibit Number	Description

99.1	Press Release, dated March 27, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

By:	/s/ Dr. Herman Weiss
Name: Dr. Herman Weiss
Title: Chief Executive Officer

Date: March 27, 2019

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